                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            -------------------------

                                   SCHEDULE TO
          TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                            -------------------------

                           BERLITZ INTERNATIONAL, INC.
                       (Name of Subject Company (Issuer))


                               BENESSE CORPORATION
                      BENESSE HOLDINGS INTERNATIONAL, INC.
                       (Name of Filing Persons (Offerors))


                          COMMON STOCK, PAR VALUE $.10
                           (Title Class of Securities)

                                   08490010-9
                      (CUSIP Number of Class of Securities)

                               MR. KAZUO YAMAKAWA
                              BENESSE CORPORATION
                         3-7-17 MINAMIGATA, OKAYAMA-SHI
                                 700-8686 JAPAN
                               (81)(86) 221-5215
      (Name, Address and Telephone Numbers of Person Authorized to Receive
             Notices and Communications on Behalf of Filing Persons)

                                    Copy to:

                           MARILYN SELBY OKOSHI, ESQ.
                                COUDERT BROTHERS
                          1114 AVENUE OF THE AMERICAS
                         NEW YORK, NEW YORK 10036-7703
                           TELEPHONE: (212) 626-4400

                            CALCULATION OF FILING FEE
-------------------------------------------------------------------------------
  Transaction Valuation*                                Amount of Filing Fee*
-------------------------------------------------------------------------------
           N/A                                                   N/A
-------------------------------------------------------------------------------

* As the filing contains only preliminary communications made before the commencement of the tender offer, no filing fee is required.

[ ] CHECK THE BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE
    0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

Amount Previously Paid: ...................... N/A
Form or Registration No.: .................... N/A
Filing Party: ................................ N/A
Date Filed: .................................. N/A

[X] CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] THIRD-PARTY TENDER OFFER SUBJECT TO RULE 14D-1.
[ ] ISSUER TENDER OFFER SUBJECT TO RULE 13E-4.
[ ] GOING-PRIVATE TRANSACTION SUBJECT TO RULE 13E-3.
[ ] AMENDMENT TO SCHEDULE 13D UNDER RULE 13D-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

Letter from Benesse Corporation to the Special Committee of the Board of Directors of Berlitz International, Inc. dated December 28, 2000


VIA FAX AND FEDERAL EXPRESS

December 28, 2000

Special Committee of Disinterested Directors
Berlitz International, Inc.



Dear Sirs:

                  We are pleased to propose the acquisition of all of the outstanding shares of the common stock of Berlitz International, Inc.
("Berlitz") not held by Benesse Corporation ("Benesse"), Benesse Holdings International, Inc. ("BHI") and Mr. Soichiro Fukutake (together, the "Benesse Group") for a cash purchase price of $ 12.00 per share. This price represents a 50 % premium to the closing price of December 27, 2000. We believe that this proposal is at a fair price that reflects Berlitz's historical results and future prospects.

                  It is currently contemplated that the acquisition of such shares by the Benesse Group would take the form of a tender offer by BHI, either directly or through a newly formed subsidiary, subject to enough shares of Berlitz's common stock being tendered so that, together with the shares they currently hold, the Benesse Group would own at least 90% of the outstanding shares of Berlitz. Promptly following consummation of the tender offer, the remaining shares of Berlitz's common stock would be acquired at the same cash price. The transactions contemplated by our proposal would only be consummated following a favorable recommendation by the Special Committee to the Berlitz shareholders. The proposal is not contingent on any financing conditions.

                  We request that the Special Committee, together with its financial and legal advisors, proceed to evaluate the fairness of this proposal for purposes of the Special Committee making a recommendation with respect to the proposal. We, and our financial and legal advisers, are prepared to meet with you and your financial and legal advisers at your convenience to review our proposal at the earliest possible date.

                  Depending on the response of the Special Committee to this proposal, and other factors deemed relevant by us, we may formulate other plans and/or make other proposals, and take such actions with respect to our investment in Berlitz, as we may determine to be appropriate. We may also amend or withdraw this proposal at any time at our sole discretion.

                  Our proposal is merely an expression of interest and is not intended to be legally binding in any way. If an offer were to be made, it would be made in accordance with all applicable securities laws and would involve the filing of appropriate materials with the Securities and Exchange Commission and the mailing of appropriate materials to the public shareholders of Berlitz.

                  Please be advised that we intend to disclose this proposal in an amendment to our Schedule 13D relating to shares of Berlitz's common stock currently owned by us, as required by law. We also intend to release a press release in the form of Annex A to this letter which will be filed as an exhibit to the amendment to our Schedule 13D and filed under cover of Schedule TO as a preliminary communication in accordance with Rule 14d-2(b) under the Securities Exchange Act of 1934, as amended. In the event that Berlitz determines that public disclosure of our proposal is required on its part, we request that any public announcement be reviewed by us prior to its release.

                  We appreciate your consideration of this proposal and look forward to your response.


                                    Very truly yours

                                    BENESSE CORPORATION

                                    By:  /s/ Soichiro Fukutake
                                        ----------------------------------------
                                        Soichiro Fukutake
                                        President and Representative Director


cc:      Board of Directors
         Berlitz International, Inc.

         Mark Manner, Esq.
         Harwell Howard Hyne Gabbert & Manner, P.C.
         Counsel to Special Committee

         David K. Lakhdhir, Esq.
         Paul, Weiss, Rifkind, Wharton & Garrison
         Counsel to Berlitz International, Inc.

         Paul Weinstein, Esq.
         General Counsel and Secretary
         Berlitz International, Inc.

                                     ANNEX A

                        BENESSE CORPORATION PRESS RELEASE



                                                           FOR IMMEDIATE RELEASE


     BENESSE PROPOSES TO ACQUIRE REMAINING SHARES OF COMMON STOCK OF BERLITZ

        New York, New York (December 29, 2000) - Benesse Corporation and Benesse Holdings International, Inc. and announced today that they have made a proposal to acquire all of the outstanding shares of common stock of Berlitz International, Inc. (NYSE-BTZ) not held by them or their affiliates for a cash price of $12.00 per share. This price represents a 50% premium to the closing price of December 27, 2000. Together, Benesse, Benesse Holdings International and their affiliates currently own approximately 76% of Berlitz's outstanding common stock.

         Benesse and Benesse Holdings International requested that a special committee of disinterested directors of Berlitz evaluate the fairness of their proposal and make a recommendation with respect thereto.

         Benesse's proposal is, among other things, subject to Berlitz making a favorable recommendation with respect to the proposal. The proposal is not subject to any financing conditions. Benesse also informed the directors of Berlitz that it reserves the right to amend or withdraw its proposal at any time in its sole discretion.

         Benesse is a public company in Japan and its shares are traded on the Tokyo Stock Exchange and the Osaka Securities Exchange. Benesse is the largest educational services company in Japan. Benesse holds the leading position in the Japanese market for correspondence courses, simulated examinations and study aids, with products and services designed for pre-school children and students from elementary school to senior high school. Benesse also publishes Japanese magazines targeted at expectant mothers, young mothers and homemakers and has a growing presence in the field of for-profit social welfare services, principally elder-care facilities and child day-care centers. Benesse Holdings International is a wholly owned subsidiary of Benesse incorporated in Delaware in 1991 to act as a holding company for the stock of Berlitz and to make other strategic investments.

         Berlitz and its franchisees have more than 400 locations in over 50 countries worldwide offering language instruction, cross-cultural training, document translation, software localization and interpretation services. In addition, Berlitz offers a wide range of publishing products such as dictionaries, phrase books, travel guides and self-study language instruction materials including CD and audiocassettes.

         This press release is neither an offer to purchase nor the solicitation of an offer to sell any securities of Berlitz. It is intended that any tender offer for such securities, if and when made, would be made in compliance with all applicable securities laws and in compliance with the procedural and filing requirements of the Securities and Exchange Commission ("SEC"). If and when a tender offer is made, security holders of Berlitz are urged to read the tender offer documents (which would include an offer to purchase, a letter of transmittal and related materials) which will be distributed because these documents would contain important information concerning the offer. If a tender offer is commenced, the tender offer documents will be included in a Tender Offer Statement on Schedule TO filed with the SEC and Berlitz security holders will be able to obtain a copy of these documents from the purchaser's information agent, without charge, upon request. If a tender offer is made the contact details for the information agent will be announced by press release and advertisement at the time of commencement. Any tender offer documents filed with the SEC will be available for inspection, free of charge, at the public reference facilities of the SEC located in Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as on the SEC's web site at www.sec.gov.

Contacts:   Mr. Naoto Sugiyama
            Benesse Corporation
            3-7-17 Minamigata, Okayama-Shi
            700-8686 Japan
            Phone:  (81)(86) 221-5215

            Mr. Hiroshi Kitada
            Benesse Holdings International, Inc.
            Park Avenue Tower
            65 East 55th Street
            New York, NY 10022
            Phone:  (212) 813-9500

English Translation of the Japanese press release issued by Benesse Corporation dated December 30, 2000.


                                                               December 30, 2000

To whom it may concern:

                           Name of the corporation: Benesse Corporation K.K.
                           Representative: President and Representative
                                           Director  Soichiro Fukutake
                           (Code Number 9783 Tokyo Stock Exchange First Section Osaka Securities Exchange First Section)
                           Contact:        Director and Head of General
                                           Administration Division Kazuo
                                           Yamakawa
                                           (TEL. 086-221-5213)

          Announcement Regarding Acquisition of Outstanding Shares of
                Berlitz International, Inc. in the United States

         Benesse Corporation announced that on December 28, 2000 it made a proposal to a special committee of outside directors of its United States subsidiary, Berlitz International, Inc., to acquire all of the outstanding shares of common stock of Berlitz for $12.00 per share, which would result in Berlitz becoming a wholly-owned subsidiary of Benesse. Benesse contemplates that the acquisition may be accomplished through a tender offer, however, the ultimate form of any transaction will depend on the response of the special committee.

         Benesse requested in its proposal that the special committee evaluate the fairness of its proposal and make a recommendation to the shareholders of Berlitz with respect thereto.

1. Reason for the acquisition

         Benesse views this proposal as a way to increase the speed and flexibility of management of the Benesse Group. Although Berlitz is a subsidiary of Benesse, it is listed on the New York Stock Exchange. As a result, the business of Berlitz has been developed keeping in mind the interests of an indeterminate number of shareholders. However, if Berlitz becomes a wholly-owned subsidiary of Benesse, it will be free to develop its business solely in accordance with the management strategies of the Benesse Group.

2. General description of the proposed share acquisition.

(1) General description of the target company

      a. Name:                      Berlitz International, Inc.

      b.  Main  Business:           Language instruction, document translation
                                    and publishing. Berlitz is a language
                                    education and related services company with language centers in over 50 countries worldwide.

      c. Establishment Date:        July 1, 1878

      d.  Headquarters:             400 Alexander Park, Princeton, NJ 08540-6306
                                    U.S.A.

      e. Representative:            Vice Chairman  James R. Kahl

      f. Capital:                   US$1,005,000

      g. Five Year Performance Trend:

                                                                   (in US$ 000s)
--------------------------------------------------------------------------------
Fiscal Year        1995        1996        1997        1998        1999
--------------------------------------------------------------------------------
Sales              354,509     369,622     397,209     436,303     446,181
--------------------------------------------------------------------------------
Net (Loss)
Income               2,270       3,803        (934)      2,082     (13,084)
--------------------------------------------------------------------------------
(Source: Berlitz 10-Ks)

      h. Benesse Shareholdings:

             Name                        Number of shares held             Ratio
--------------------------------------------------------------------------------
Benesse Holdings International, Inc.           6,972,138                  73.03%
--------------------------------------------------------------------------------
Benesse Corporation K.K.                          13,200                   0.14%

o Benesse Holdings International, Inc. is Benesse's holding company in the United States. The Representative Director of Benesse, Soichiro Fukutake, is also the Chairman of the Board of Benesse Holdings International,Inc.

      i. Relationship to Benesse:   Berlitz is a United States subsidiary of
                                    Benesse. The Representative Director of
                                    Benesse, Soichiro Fukutake, is also the
                                    Chairman  of the Board of  Berlitz.

(2) Class of Target Shares:         Common Stock

(3) Timing of Acquisition:          Undetermined

(4) Proposed Acquisition Price      US$12.00 per share

(5) Outstanding Shares of Berlitz:  9,546,536 (1)

      (1) As of November 10, 2000 (Source: Berlitz Quarterly Report on Form 10Q for third quarter 2000)

The foregoing is a fair and accurate English translation of the Japanese language press release issued in Japan by Benesse Corporation.

Date:   December 29, 2000

                            BENESSE CORPORATION



                            By: /s/ Naoto Sugiyama
                                ------------------------------
                            Name:   Naoto Sugiyama
                            Title:  General Manager, Accounting Department